Crucell Reports 2002 Annual Results

Leiden, The Netherlands, January 27, 2003 - Crucell N.V. (Euronext and NASDAQ: CRXL) today announced its 2002 financial results. Total revenues for the year ended December 31, 2002 are EUR 9.6 million ($ 10.0 million), an increase of 4.3% over 2001. A significant payment received from a commercial contract signed in December 2002, is not recognized as revenue, but will be deferred to future years in accordance with US GAAP accounting principles. Total deferred revenues per December 31, 2002 increased to EUR 6.0 million ($ 6.3 million) from EUR 2.0 million ($ 2.1 million) at December 31, 2001.

Crucell's burn rate decreased 39% to EUR 9.6 million ($ 10.1 million) compared to EUR 15.8 million ($ 16.6 million) in 2001, while investment in R&D increased by EUR 6.9 million ($ 7.2 million) to EUR 24.3 million ($ 25.5 million). Cash and cash equivalents on December 31, 2002 are EUR 110.6 million ($ 116.0 million).

The net loss in 2002 was EUR 55.7 million ($ 58.4 million), compared to EUR 24.0 ($ 25.1 million) in 2001. A goodwill impairment charge of EUR 30.9 million ($ 32.4 million) is the most significant contributor to the net loss. The impairment charge is the result of the Company's annual impairment test as required by new US accounting principles adopted on January 1, 2002.

Key Figures 2002

(EUR million, except per share data)

 +-------------------------------------------------------------------+
 |                                      | 2002   | % Change | 2001   |
 |--------------------------------------+--------+----------+--------|
 | Revenues                             | 9.6    | 4.3%     | 9.2    |
 |--------------------------------------+--------+----------+--------|
 | Net loss                             | (55.7) | (132.1%) | (24.0) |
 |--------------------------------------+--------+----------+--------|
 | Net loss per share                   | (1.57) | (130.9%) | (0.68) |
 |--------------------------------------+--------+----------+--------|
 | Cash and cash equivalents on         | 110.6  | (8.0%)   | 120.2  |
 | December 31                          |        |          |        |
 +-------------------------------------------------------------------+

 Highlights 2002
 Production technology PER.C6(TM)
  * Alliance with DSM Biologics to jointly develop and commercialize
    Crucell's production technology for antibodies and proteins.
  * Innogenetics, NatImmune, AME and GenVec take licenses on
    PER.C6(TM).
 Vaccines
  * Cooperation with National Institutes of Health in the US in the area of vaccines against bioterrorism.
  * Genexine takes PER.C6 (TM) license for Hepatitis B vaccine.
 Antibodies
  * Crucell settles patent dispute with Cambridge Antibody Technology
    (CAT) and obtains license on antibody-technology from CAT.
  * Centocor returns anti-CD46 rights to Crucell.
 Other
  * Dr. Jaap Goudsmit appointed Chief Scientific Officer of Crucell.

Details of Financial Results 2002

Revenues

Crucell's revenues for the year 2002 were EUR 9.6 million ($ 10.0 million), compared to revenues of EUR 9.2 million ($ 9.6 million) in 2001. The first payment of the agreement with DSM biologics is not reflected in 2002 revenues. Crucell reports under US GAAP, which presents specific guidelines for revenue recognition. Crucell will recognize revenues from this payment over the development period of the related technology. The payment from the DSM contract and other payments under multiple year contracts appear in the balance sheet under deferred revenues. Total deferred revenues on December 31, 2002 are EUR 6.0 million ($ 6.3 million), compared to EUR 2.0 million ($ 2.1 million) in 2001.

Results

The net loss for the year 2002 amounts to EUR 55. 7 million ($ 58.4 million), versus net loss of EUR 24.0 million ($ 25.1 million) in 2001. Net loss per share in 2002 is EUR 1.57 ($ 1.65) versus a net loss per share of EUR 0.68 ($ 0.71) in 2001.

The increase in the net loss is mainly caused by a goodwill impairment charge ofEUR 30.9 million ($ 32.4 million). This impairment charge is the result of the Company's annual impairment test required by US accounting principles, adopted by Crucell on January 1, 2002. The impairment charge does not affect company operations, cash flow or cash position.

Excluding the goodwill impairment charge, the net loss for 2002 is EUR 24.8 million ($ 26.0 million) compared with a net loss of EUR 24.0 million ($ 25.1 million) in 2001.

Cash Flow and Cash Position

Total cash used in 2002 was EUR 9.6 million ($ 10.1 million). This is 39% below the EUR 15.8 million ($ 16.6 million) cash used in 2001. Higher proceeds on commercial contracts were compensated by higher investment in R&D, resulting in a EUR 1.0 net increase in net cash used in operating activities (EUR 13.0 million ($ 13.6 million)) in 2002 compared to EUR 12.0 million ($ 12.6 million) in 2001. Investments in laboratories and other fixed assets are EUR 3.0 million ($ 3.1 million); EUR 2.2 million ($ 2.1 million) lower than in 2001. Crucell entered into sale and leaseback agreements for EUR 5.3 million ($ 5.6 million) during 2002 to finance plant and equipment. Cash and cash equivalents on December 31, 2002 are EUR 110.6 million ($ 116.0 million).

Result Fourth Quarter 2002

Revenues in the fourth quarter of 2002 were EUR 2.6 million ($ 2.7 million), compared to EUR 3.9 million ($ 4.1 million) in the same quarter in 2001. License revenues were EUR 1.4 million ($ 1.5 million), compared to EUR 3.5 million ($ 3.7 million) in the fourth quarter 2001. The decrease in license revenues is attributable to the fact that under US GAAP, Crucell defers the recognition of up front payments received from the DSM contract to future years. Government grants and other revenues increased to EUR 1.1 million($ 1.2 million) compared to EUR 0.4 million ($ 0.4 million) in the fourth quarter last year. The total investments in research and development increased in the fourth quarter of 2002 to EUR 6.3 million ($ 6.6 million), compared to EUR 4.8 million ($ 5.0 million) in the fourth quarter of 2001. Sales, general and administrative expenses increased to EUR 3.1 million ($ 3.2 million) versus EUR 2.2 million ($ 2.3 million) in the same period 2001.

The net loss over the fourth quarter was EUR 37.7 million ($ 39.5 million), compared to EUR 5.3 million ($ 5.5 million) in the same quarter in 2001. This large increase is almost entirely caused by the goodwill impairment charge of EUR 30.9 million ($ 32.4 million).

Option Plans

To create long-term commitment from employees, Crucell's Supervisory Board has decided to allow employees holding previously issued options with an exercise price of EUR 21 to exchange their options on January 30, 2003, for an equal number of new options. The new options will have an exercise price of 161% of Crucell's share price at date of grant.

Furthermore, the Company has decided to grant new options to all permanent personnel. These options will also have an exercise price of 161% of the share price on the date of grant. Members of the Management Board and Executive Committee will not participate in this new option grant.

Strategy

As a result of a strategic evaluation performed by the Company, Crucell has decided to focus on two strategic areas: the development and commercialization of the PER.C6(TM) production technology, and the development of its own vaccines.

The objective is to make PER.C6(TM) the industry standard for the production of vaccines, antibodies and other proteins. Crucell expects that alliances with contract manufacturers such as DSM Biologics will increase the acceptance of its technology in the market place. Crucell will also continue to develop its own vaccines based on PER.C6(TM), including the Ebola- and Influenza- vaccines.

As a consequence of the strategic refocus, investment in the Company's antibody research has been reduced. Crucell is currently evaluating whether its MAbstract(TM) antibody technology can also be employed in new areas.

Note: Euros are converted to US Dollars at the December 31, 2002 exchange rate of 1,0483.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(TM), AdVac(TM), and MAbstract(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

 For further information please contact:
 Crucell N.V.
 Leonard Kruimer, Chief Financial Officer
 Tel. +31-(0)71-524 8722 l.kruimer@crucell.com

 Arie Bos, Director Corporate Communications
 Tel. +31-(0)71-524 8722 Mob. +31-(0)6-5240-8237  a.bos@crucell.com

 Noonan Russo Presence, New York for Crucell
 Mary Claire Duch
 Tel. +1-212-845-4278  m.duch@nrp-euro.com

                            CRUCELL N.V.
           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   (amounts in thousands of Euros)

 +-------------------------------------------------------------------+
 |                 |      3 months ended       |   12 months ended   |
 |-----------------+---------------------------+---------------------|
 |                 |       December 31,        |    December 31,     |
 |-----------------+---------------------------+---------------------|
 |                 |    2002     |    2001     |   2002   |   2001   |
 |-----------------+-------------+-------------+----------+----------|
 |                 | (unaudited) | (unaudited) |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  REVENUES:      |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  License        |       1,425 |       3,485 |    6,664 |    7,972 |
 |-----------------+-------------+-------------+----------+----------|
 |  Government     |             |             |          |          |
 | grants and      |             |             |          |          |
 | other revenues  |       1,133 |         382 |    2,911 |    1,209 |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  Total revenues |       2,558 |       3,867 |    9,575 |    9,181 |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  COSTS AND      |             |             |          |          |
 | EXPENSES:       |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  Research and   |             |             |          |          |
 | development     |       6,323 |       4,772 |   24,252 |   17,392 |
 |-----------------+-------------+-------------+----------+----------|
 |  Selling,       |             |             |          |          |
 | general and     |             |             |          |          |
 | administrative  |       3,059 |       2,165 |   10,386 |    8,875 |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  Total costs    |             |             |          |          |
 | and expenses    |       9,382 |       6,937 |   34,638 |   26,267 |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  PRO FORMA LOSS |             |             |          |          |
 | FROM OPERATIONS |     (6,824) |     (3,070) | (25,063) | (17,086) |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  Interest       |             |             |          |          |
 | income, net     |         817 |       1,172 |    3,547 |    6,205 |
 |-----------------+-------------+-------------+----------+----------|
 |  Foreign        |             |             |          |          |
 | currency        |             |             |          |          |
 | income/(loss)   |        (81) |          12 |     (54) |      463 |
 |-----------------+-------------+-------------+----------+----------|
 |  Equity in      |             |             |          |          |
 | losses of       |             |             |          |          |
 | unconsolidated  |             |             |          |          |
 | investments     |           - |       (587) |    (507) |  (2,524) |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  NET LOSS       |             |             |          |          |
 | BEFORE          |             |             |          |          |
 | PROVISION FOR   |             |             |          |          |
 | INCOME TAXES    |     (6,088) |     (2,473) | (22,077) | (12,942) |
 |-----------------+-------------+-------------+----------+----------|
 |  Provision for  |             |             |          |          |
 | income taxes    |           - |           - |        - |        - |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  PRO FORMA NET  |             |             |          |          |
 | LOSS            |     (6,088) |     (2,473) | (22,077) | (12,942) |
 +-------------------------------------------------------------------+

The above pro forma statement of operations for the 3 and 12 months ended December 31, 2002 and 2001 respectively have been adjusted to present Crucell's operating results excluding non-cash charges related to developed technology amortization, goodwill amortization, goodwill impairment and stock based compensation.

The following table reflects the differences between pro forma and as reported net loss:

 +-------------------------------------------------------------------+
 |                 |      3 months ended       |   12 months ended   |
 |-----------------+---------------------------+---------------------|
 |                 |       December 31,        |    December 31,     |
 |-----------------+---------------------------+---------------------|
 |                 |    2002     |    2001     |   2002   |   2001   |
 |-----------------+-------------+-------------+----------+----------|
 |                 | (unaudited) | (unaudited) |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  AS REPORTED    |             |             |          |          |
 | PRO FORMA NET   |             |             |          |          |
 | LOSS            |     (6,088) |     (2,473) | (22,077) | (12,942) |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  Developed      |             |             |          |          |
 | technology      |             |             |          |          |
 | amortization    |       (333) |       (333) |  (1,331) |  (1,331) |
 |-----------------+-------------+-------------+----------+----------|
 |  Goodwill       |             |             |          |          |
 | amortization    |           - |     (2,206) |        - |  (8,825) |
 |-----------------+-------------+-------------+----------+----------|
 |  Goodwill       |             |             |          |          |
 | impairment      |    (30,891) |           - | (30,891) |        - |
 |-----------------+-------------+-------------+----------+----------|
 |  Stock based    |             |             |          |          |
 | compensation    |       (376) |       (253) |  (1,371) |    (888) |
 |-----------------+-------------+-------------+----------+----------|
 |                 |             |             |          |          |
 |-----------------+-------------+-------------+----------+----------|
 |  NET LOSS       |    (37,688) |     (5,265) | (55,670) | (23,986) |
 +-------------------------------------------------------------------+

                            CRUCELL N.V.
                CONSOLIDATED STATEMENTS OF OPERATIONS
                   (amounts in thousands of Euros)

 +-------------------------------------------------------------------+
 |                       |    3 months ended     |  12 months ended  |
 |-----------------------+-----------------------+-------------------|
 |                       |     December 31,      |   December 31,    |
 |-----------------------+-----------------------+-------------------|
 |                       |   2002    |   2001    |  2002   |  2001   |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |(unaudited)|(unaudited)|         |         |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | REVENUES:             |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | License               |1,425      | 3,485     |6,664    |7,972    |
 |-----------------------+-----------+-----------+---------+---------|
 | Government grants and |           |           |         |         |
 |other revenues         |1,133      |382        |2,911    |1,209    |
 |-----------------------+-----------+-----------+---------+---------|
 | Other                 |           |-          |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | Total revenues        |2,558      | 3,867     |9,575    |9,181    |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | COSTS AND EXPENSES:   |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | Research and          |           |           |         |         |
 |development            |6,323      | 4,772     |24,252   |17,392   |
 |-----------------------+-----------+-----------+---------+---------|
 | Selling, general and  |           |           |         |         |
 |administrative         |3,059      | 2,165     |10,386   |8,875    |
 |-----------------------+-----------+-----------+---------+---------|
 | Developed technology  |           |           |         |         |
 |amortization           |333        |333        |1,331    |1,331    |
 |-----------------------+-----------+-----------+---------+---------|
 | Goodwill amortization |-          | 2,206     | -       |8,825    |
 |-----------------------+-----------+-----------+---------+---------|
 | Goodwill impairment   | 30,891    |-          |30,891   | -       |
 |-----------------------+-----------+-----------+---------+---------|
 | Stock based           |           |           |         |         |
 |compensation           |376        |253        |1,371    |888      |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | Total costs and       |           |           |         |         |
 |expenses               | 40,982    | 9,729     |68,231   |37,311   |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | LOSS FROM OPERATIONS  |(38,424)   |(5,862)    | (58,656)| (28,130)|
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | Interest income, net  |817        | 1,172     |3,547    |6,205    |
 |-----------------------+-----------+-----------+---------+---------|
 | Foreign currency      |           |           |         |         |
 |gain/(loss)            |(81)       |12         |(54)     |463      |
 |-----------------------+-----------+-----------+---------+---------|
 | Equity in losses of   |           |           |         |         |
 |unconsolidated         |           |           |         |         |
 |investments            |-          |(587)      |(507)    |(2,524)  |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | NET LOSS BEFORE       |           |           |         |         |
 |PROVISION FOR INCOME   |           |           |         |         |
 |TAXES                  |(37,688)   |(5,265)    |(55,670) |(23,986) |
 |-----------------------+-----------+-----------+---------+---------|
 | Provision for income  |           |           |         |         |
 |taxes                  |-          |-          |-        |-        |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | NET LOSS              |(37,688)   |(5,265)    |(55,670) |(23,986) |
 |-----------------------+-----------+-----------+---------+---------|
 |                       |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | BASIC AND DILUTED NET |           |           |         |         |
 |LOSS PER SHARE:        |           |           |         |         |
 |-----------------------+-----------+-----------+---------+---------|
 | Net loss per share -  |           |           |         |         |
 |basic and diluted      |(1.06)     |(0.15)     |(1.57)   |(0.68)   |
 |-----------------------+-----------+-----------+---------+---------|
 | Weighted average      |           |           |         |         |
 |shares outstanding -   |           |           |         |         |
 |basic and diluted      |35,598     |35,318     |35,548   |35,268   |
 +-------------------------------------------------------------------+

 (Shares * 1.000)

                            CRUCELL N.V.
                 CONSOLIDATED STATEMENTS OF CASH FLOW
                   (amounts in thousands of Euros)

 +-------------------------------------------------------------------+
 |                                             |   12 months ended   |
 |---------------------------------------------+---------------------|
 |                                             |    December 31,     |
 |---------------------------------------------+---------------------|
 |                                             |   2002   |   2001   |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Operating activities                       |          |          |
 |---------------------------------------------+----------+----------|
 |  Net loss                                   | (55,670) | (23,986) |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |-------------------------------------------------------------------|
 |  Adjustments to reconcile net loss to net cash                    |
 |  used in operating activities:                                    |
 |-------------------------------------------------------------------|
 |  Depreciation                               |    2,583 |    1,342 |
 |---------------------------------------------+----------+----------|
 |  Loss on disposal of plant and equipment    |       72 |        - |
 |---------------------------------------------+----------+----------|
 |  Stock based compensation                   |    1,371 |      888 |
 |---------------------------------------------+----------+----------|
 |  Intangible amortization                    |    1,331 |   10,156 |
 |---------------------------------------------+----------+----------|
 |  Goodwill impairment                        |   30,891 |        - |
 |---------------------------------------------+----------+----------|
 |  Equity in losses of unconsolidated         |          |          |
 | investments                                 |      507 |    2,524 |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Change in operating assets and             |          |          |
 | liabilities:                                |          |          |
 |---------------------------------------------+----------+----------|
 |  Trade accounts receivable                  |    2,102 |  (2,738) |
 |---------------------------------------------+----------+----------|
 |  Receivable from related parties and        |          |          |
 | employees                                   |      577 |    (787) |
 |---------------------------------------------+----------+----------|
 |  Prepaid expenses and other current assets  |  (1,555) |    1,248 |
 |---------------------------------------------+----------+----------|
 |  Accounts payable                           |       66 |  (4,109) |
 |---------------------------------------------+----------+----------|
 |  Accrued compensation and related benefits  |    1,289 |      827 |
 |---------------------------------------------+----------+----------|
 |  Deferred revenue                           |    4,024 |    1,676 |
 |---------------------------------------------+----------+----------|
 |  Accrued liabilities                        |    (557) |      937 |
 |---------------------------------------------+----------+----------|
 |  Net cash used in operating activities      | (12,969) | (12,022) |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Cash flow from investing activities        |          |          |
 |---------------------------------------------+----------+----------|
 |  Investment in joint venture                |        - |    (700) |
 |---------------------------------------------+----------+----------|
 |  Investment in partnership                  |        - |    (145) |
 |---------------------------------------------+----------+----------|
 |  Purchase of plant and equipment            |  (2,972) |  (4,366) |
 |---------------------------------------------+----------+----------|
 |  Net cash used in investing activities      |  (2,972) |  (5,211) |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Cash flow from financing activities        |          |          |
 |---------------------------------------------+----------+----------|
 |  Proceeds from the issuance of ordinary     |          |          |
 | shares                                      |      994 |      436 |
 |---------------------------------------------+----------+----------|
 |  Proceeds from sale and lease-back of plant |          |          |
 | and equipment                               |    5,349 |      984 |
 |---------------------------------------------+----------+----------|
 |  Net cash provided by financing activities  |    6,343 |    1,420 |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Net decrease in cash and cash equivalents  |  (9,598) | (15,813) |
 |---------------------------------------------+----------+----------|
 |                                             |          |          |
 |---------------------------------------------+----------+----------|
 |  Cash and cash equivalents at beginning of  |          |          |
 | period                                      |  120,243 |  136,056 |
 |---------------------------------------------+----------+----------|
 |  Cash and cash equivalents at end of period |  110,645 |  120,243 |
 +-------------------------------------------------------------------+

                            CRUCELL N.V.
                     CONSOLIDATED BALANCE SHEETS
                   (amounts in thousands of Euros)

 +-------------------------------------------------------------------+
 |                                       |             |             |
 |---------------------------------------|             |             |
 |                                       | 31-Dec-2002 | 31-Dec-2001 |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Assets                               |             |             |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Current assets:                      |             |             |
 |---------------------------------------+-------------+-------------|
 |  Cash and cash equivalents            |  110,645    | 120,243     |
 |---------------------------------------+-------------+-------------|
 |  Trade accounts receivable            |  1,009      |  3,111      |
 |---------------------------------------+-------------+-------------|
 |   Receivable from related parties and  |             |             |
 |  employees                             | -           | 239         |
 |---------------------------------------+-------------+-------------|
 |  Prepaid expenses and other current   |             |             |
 | assets                                |  2,823      |  1,268      |
 |---------------------------------------+-------------+-------------|
 |  Total current assets                 |  114,477    | 124,861     |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Notes receivable from related        |             |             |
 | parties and employees                 | 901         |  1,239      |
 |---------------------------------------+-------------+-------------|
 |  Investment in joint venture          | -           | 507         |
 |---------------------------------------+-------------+-------------|
 |  Plant and equipment, net             |  11,153     | 13,104      |
 |---------------------------------------+-------------+-------------|
 |  Developed technology, net            |  3,326      |  4,657      |
 |---------------------------------------+-------------+-------------|
 |  Goodwill                             | -           | 30,891      |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Total assets                         |  129,857    | 175,259     |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Liabilities and shareholders' equity |             |             |
 |---------------------------------------+-------------+-------------|
 |  Current liabilities:                 |             |             |
 |---------------------------------------+-------------+-------------|
 |  Accounts payable                     |  2,407      |  2,341      |
 |---------------------------------------+-------------+-------------|
 |  Accrued compensation and related     |             |             |
 | benefits                              |  3,033      |  1,744      |
 |---------------------------------------+-------------+-------------|
 |  Short term portion of deferred       |             |             |
 | revenue                               |  2,334      |  2,008      |
 |---------------------------------------+-------------+-------------|
 |  Accrued liabilities                  |  5,025      |  4,453      |
 |---------------------------------------+-------------+-------------|
 |  Total current liabilities            |  12,799     | 10,546      |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Long term liabilities                |             |             |
 |---------------------------------------+-------------+-------------|
 |  Long term obligation under capital   |             |             |
 | lease                                 |  1,951      | -           |
 |---------------------------------------+-------------+-------------|
 |  Long term portion of deferred        |             |             |
 | revenue                               |  3,698      |             |
 |---------------------------------------+-------------+-------------|
 |  Total long term liabilities          |  5,649      | -           |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Ordinary shares, EUR0.24 par value;    |             |             |
 |  89,199,990 shares authorized;        |             |             |
 |  35,649,938 and 35,318,188 shares     |             |             |
 |  issued and outstanding at December   |             |             |
 |  31, 2002 and December 31, 2001       |             |             |
 |  respectively                         |  8,556      |  8,477      |
 |---------------------------------------+-------------+-------------|
 |  Additional paid in capital           |  336,652    | 334,708     |
 |---------------------------------------+-------------+-------------|
 |  Deferred compensation                | (3,992)     | (4,334)     |
 |---------------------------------------+-------------+-------------|
 |  Accumulated deficit                  | (229,807)   |  (174,138)  |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Total shareholders' equity           | 111,409     | 164,713     |
 |---------------------------------------+-------------+-------------|
 |                                       |             |             |
 |---------------------------------------+-------------+-------------|
 |  Total liabilities and shareholders'  |             |             |
 | equity                                |  129,857    | 175,259     |
 +-------------------------------------------------------------------+